Exhibit 99.3

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF

COMMON SHARES OF

HEXO CORP.

This Letter of Transmittal is for use by registered holders (“HEXO Shareholders”) of the common shares (the “HEXO Shares”) of HEXO Corp. (“HEXO”) in connection with the proposed plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), described in the notice of special meeting and management information circular of HEXO dated May 10, 2023 (the “Circular”) accompanying this Letter of Transmittal whereby, among other things, and pursuant to the terms of an arrangement agreement dated as of April 10, 2023 (the “Arrangement Agreement”), Tilray Brands, Inc. (“Tilray”) has agreed to acquire all issued and outstanding HEXO Shares for total consideration of 0.4352 of a share of common stock of Tilray (each whole share of common stock of Tilray referred to as a “Tilray Share”) for each HEXO Share held. The Arrangement will be voted on at a special meeting (the “Meeting”) of HEXO Shareholders to be held on June 14, 2023, or any adjournment or postponement thereof.

You are encouraged to review the Circular and the instructions accompanying this Letter of Transmittal carefully and in their entirety before this Letter of Transmittal is completed.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. A copy of the Arrangement Agreement in respect of the Arrangement and a copy of the Circular are available under HEXO’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any reference herein to the Arrangement Agreement includes any amendment thereto or modification thereof.

ODYSSEY TRUST COMPANY (THE “DEPOSITARY”)

(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)

OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE

TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered HEXO Shareholders only and is not to be used by beneficial holders of HEXO Shares (“Beneficial Shareholders”). A Beneficial Shareholder does not have HEXO Shares registered in its name; rather, such HEXO Shares are registered in the name of a nominee (i.e. broker, investment dealer, trust company, bank or other registered holder) on its behalf. If you are a Beneficial Shareholder, you should contact your nominee for instructions and assistance in delivering your direct registration system (“DRS”) statement(s) or certificate(s) representing HEXO Shares and receiving consideration for such HEXO Shares.

On the effective date of the Arrangement (the “Effective Date”), all right, title and interest of the HEXO Shareholders in and to the HEXO Shares will be transferred to Tilray pursuant to the Arrangement, and the HEXO Shareholders (other than dissenting HEXO Shareholders and Tilray) will be entitled to receive, in exchange for each HEXO Share, 0.4352 of a fully paid and non-assessable Tilray Share (rounded down to the nearest whole Tilray Share). Subject to the approval of the Arrangement by the HEXO Shareholders and certain other conditions described in the Circular, the Effective Date is anticipated to be shortly after the Meeting. If all necessary approvals are obtained and all other conditions to closing the Arrangement are satisfied, Tilray will acquire all of the issued and outstanding HEXO Shares. Some of the conditions are beyond HEXO’s and/or Tilray’s control, and as result, there can be no assurance that the Arrangement will be completed, nor can the exact timing of the implementation of the Arrangement be predicted with certainty.

HEXO Shareholders are not entitled to receive fractional Tilray Shares in connection with the Arrangement, and no cash payment or other form of consideration will be payable in lieu thereof. The number of Tilray Shares to be issued to each HEXO Shareholder will be rounded down to the nearest whole number of Tilray Shares.

Whether or not HEXO Shareholders forward the DRS statement(s) or certificate(s) representing their HEXO Shares, HEXO Shareholders will cease to be HEXO Shareholders as of the Effective Date and will only be entitled to receive that number of Tilray Shares to which they are entitled under the Arrangement or, in the case of HEXO Shareholders who properly exercise dissent rights, the right to receive fair value for their HEXO Shares in accordance with the dissent procedures.

In order for HEXO Shareholders to receive Tilray Shares for their HEXO Shares, HEXO Shareholders are required to deposit the DRS statement(s) or certificate(s) representing the HEXO Shares held by them with the Depositary. This Letter of Transmittal properly completed and duly executed, together with all other required documents, must accompany all DRS statement(s) or certificate(s) for HEXO Shares deposited for Tilray Shares (the “Deposited Shares”) pursuant to the Arrangement.

THE DRS STATEMENT(S) OR CERTIFICATE(S) UPON REQUEST REPRESENTING THE TILRAY SHARES WHICH HEXO SHAREHOLDERS HAVE THE RIGHT TO RECEIVE IN ACCORDANCE WITH THE ARRANGEMENT SHALL BE RELEASED BY THE DEPOSITARY UPON VALID RECEIPT OF A LETTER OF TRANSMITTAL TOGETHER WITH THE DRS STATEMENT(S) OR CERTIFICATE(S) REPRESENTING THE DEPOSITED SHARES. IT IS IMPORTANT THAT YOU PROPERLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If HEXO Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner.

Please note that the delivery of this Letter of Transmittal, together with your HEXO Share certificate(s) or DRS statement(s), does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must attend the Meeting in person or by proxy.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

HEXO SHAREHOLDERS WHO DO NOT DELIVER A COMPLETED LETTER OF TRANSMITTAL, THEIR DRS STATEMENT(S) OR CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE TILRAY SHARES AND WILL NOT BE PAID ANY CASH OR OTHER CONSIDERATION.

DIRECTION

TO:	TILRAY BRANDS, INC.
AND TO:	HEXO CORP.
AND TO:	ODYSSEY TRUST COMPANY, AS DEPOSITARY

The undersigned hereby delivers to the Depositary the enclosed DRS statement(s) or certificate(s) representing HEXO Shares to be exchanged for Tilray Shares pursuant to and in accordance with the Arrangement, as described in detail in the Circular, details of which are as follows:

SHAREHOLDER REGISTRATION TABLE

DRS Holder Account Number(s) or Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of HEXO Shares Represented by DRS Statement(s) or Certificate(s)

TOTAL NUMBER OF HEXO SHARES TO BE DEPOSITED

☐

Some or all of my HEXO Share certificates have been lost, stolen or destroyed. Please review item 6 of the Instructions set forth below for the procedure to replace lost, stolen or destroyed certificate(s). (Check box only if applicable).

The DRS statement(s) or certificate(s) described above are enclosed and the HEXO Shareholder irrevocably deposits the above-mentioned DRS statement(s) or certificate(s) for HEXO Shares (the “Deposited Shares”) in exchange for the Tilray Shares to which such holder is entitled pursuant to the Arrangement. The HEXO Shareholder transmits the DRS statement(s) or certificate(s) described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.

Non-registered holders of HEXO Shares should contact their nominee who holds the DRS statement(s) or certificate(s) representing their HEXO Shares on their behalf to arrange for the deposit of such DRS statement(s) or certificate(s).

(Please clearly print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

(The total of the number of HEXO Shares listed in the table above must equal the total number of HEXO Shares represented by DRS statement(s) or certificate(s) enclosed with this Letter of Transmittal)

REPRESENTATIONS AND WARRANTIES

The undersigned registered holder(s) of the Deposited Shares hereby represents and warrants to Tilray, HEXO and the Depositary that:

1.	they acknowledge receipt of the Circular;

2.

the undersigned, or the person on whose behalf the Deposited Shares are being deposited, is the legal owner of the Deposited Shares and has good title to the rights represented by the above mentioned DRS statement(s) or certificate(s) free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal;

3.

the undersigned is the registered owner of the Deposited Shares and has full power and authority to deposit, sell, assign and transfer and deliver the DRS statement(s) or certificate(s) representing such Deposited Shares and has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of such Deposited Shares, or any interest therein, to any other person;

4.

the delivery and surrender of the undersigned’s Deposited Shares complies with applicable laws, and if the undersigned is a corporation, trust or other legal entity, complies with its constating or governing documents, and the information provided herein is true, accurate and complete as of the date hereof;

5.

they acknowledge that delivery of the Deposited Shares, if not already effected, shall be effected and that the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary;

6.	the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal;

7.

unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of its HEXO Shares;

8.	they acknowledge that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

9.

they acknowledge that Tilray and HEXO may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) securities or other regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement Agreement; and (iv) legal counsel to any of the parties to the Arrangement Agreement;

10.

they acknowledge that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11.

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by Tilray in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Tilray, HEXO or the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12.

they covenant and agree to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of DRS statement(s) or certificate(s) representing the Deposited Shares for Tilray Shares;

13.

they surrender to Tilray, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes each director and officer of Tilray, and any other person designated by Tilray in writing, as true and lawful attorney of the undersigned, with the full power of substitution to deliver the DRS statement(s) or certificate(s) representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of HEXO;

14.

except for any proxy deposited with respect to the vote on the Arrangement in connection with the Meeting, revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to such Deposited Shares;

15.

they represent that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, in connection with the Meeting has been or will be granted with respect to the Deposited Shares;

16.

following completion of the Arrangement, directs and instructs the Depositary to issue or to cause to be issued the Tilray Shares for the Deposited Shares promptly after the Effective Date and unless otherwise indicated in this Letter of Transmittal under “Registration and Delivery Instructions”, requests that the Depositary issue the Tilray Shares in the name(s) of the HEXO Shareholder(s). Similarly, unless otherwise indicated under “Special Delivery Instructions”, the HEXO Shareholder requests that the Depositary send the Tilray Shares to the email delivery address included herein, or by first-class mail, or in the case of postal disruption, by such other means as the Depositary deems prudent, to the HEXO Shareholder at the address specified herein. If no email delivery address or mailing address is specified, unless the HEXO Shareholder has requested that the Tilray Shares be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited as indicated in this Letter of Transmittal under “Special Pick-Up Instructions”, the HEXO Shareholder acknowledges that the Depositary will forward the Tilray Shares to the address of the HEXO Shareholder as shown on the share register maintained by HEXO’s transfer agent;

17.

they acknowledge that the undersigned will not receive Tilray Shares in respect of the Deposited Shares until the DRS statement(s) or certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed by the Depositary. The undersigned further represents and warrants that delivery of the Tilray Shares in respect of Deposited Shares will completely discharge any obligations of Tilray, HEXO and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and

18.

they acknowledge that if the Arrangement is not completed or does not proceed, the enclosed DRS statement(s) or certificate(s) representing the Deposited Shares and all other ancillary documents will be: (i) returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the share register maintained by HEXO’s transfer agent; or (ii) if the undersigned has so indicated in this Letter of Transmittal under “Special Pick-Up Instructions”, held for pick-up at the office of the Depositary.

The above-listed DRS statement(s) or certificate(s) are hereby surrendered in exchange for a DRS statement or certificate(s) upon request representing Tilray Shares on the basis of 0.4352 of a Tilray Share for every one HEXO Share, rounded down to the nearest whole Tilray Share (no fractional Tilray Shares shall be issued).

HEXO Shareholders who do not deliver their DRS statement(s) or certificate(s) representing HEXO Shares and all other documents required by the Depositary on or before the sixth anniversary of the Effective Date shall lose their right to receive Tilray Shares and will not be paid any cash or other compensation.

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

BOX A

REGISTRATION AND DELIVERY INSTRUCTIONS

DRS statement representing Tilray Shares to be registered as follows:

(Name)

(Street Address and Number)

(City and Province or State)

(Postal (Zip) Code and Country)

(Telephone – Business Hours)

(Email Delivery Address for DRS Statement) [1]

☐ Please issue physical share certificate instead of DRS statement

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Tilray Shares to which the undersigned are entitled to under the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A.

(Name)

(Street Address and Number)

(City and Province or State)

(Postal (Zip) Code and Country)

(Telephone – Business Hours)

BOX C – SPECIAL INSTRUCTIONS ☐ hold for pick-up at the office of the Depositary where HEXO Shares were deposited

BOX D – SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3): (Authorized Signature) (Name of Guarantor) (Address) (Telephone – Business Hours)

BOX E – SIGNATURE

Dated:

(Signature of HEXO Shareholder or Authorized Representative)

(Signature of any joint HEXO Shareholder)

(Name of HEXO Shareholder(s))

(Name of Authorized Representative)

(Email Delivery Address for DRS Statement)[1]

If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, proof of signing authority dated within 6 months is required. See instruction 4 for more details.

PLEASE CLEARLY PRINT OR TYPE WHERE REQUIRED ABOVE

[1]	By providing their email address, the undersigned consents to electronic delivery by the Depositary.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal is for use by registered holders of HEXO Shares only. Beneficial holders of HEXO Shares whose HEXO Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those HEXO Shares.

(b)

If you hold your HEXO Shares in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your HEXO Shares.

(c)

HEXO Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. Unless defined in this Letter of Transmittal, capitalized terms have the meaning ascribed thereto in the Circular.

(d)

This Letter of Transmittal duly completed and signed (or an originally signed copy thereof) together with accompanying DRS statement(s) or certificate(s) representing the HEXO Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal.

(e)

The method used to deliver this Letter of Transmittal and any accompanying DRS statement(s) or certificate(s) representing HEXO Shares and all other required documents is at the option and risk of the HEXO Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Tilray and HEXO recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail or courier with return receipt requested, properly insured, is recommended. Delivery to an address other than to the specified address does not constitute delivery for this purpose.

(f)

All questions as to the validity, form and acceptance of any HEXO Shares will be determined by Tilray in its absolute discretion and such determination shall be final and binding. Tilray reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

2.	Signatures

(a)	This Letter of Transmittal must be completed and signed by the registered owner of HEXO Shares or by such holder’s duly authorized representative.

(b)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying DRS statement(s) or certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such DRS statement(s) or certificate(s) without any change whatsoever, and the DRS statement(s) or certificate(s) need not be endorsed.

(c)	If such deposited DRS statement(s) or certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(d)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying DRS statement(s) or certificate(s) or a DRS statement or certificate(s) representing Tilray Shares are to be issued to a person other than the registered owner(s):

(i)	such deposited DRS statement(s) or certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the DRS statement(s) or certificate(s) and must be guaranteed as noted in paragraph 3 below of these instructions.

3.	Guarantee of Signatures

(a)

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the HEXO Shares deposited therewith, unless this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying DRS statement(s) or certificate(s) representing HEXO Shares, or if a DRS statement or certificate(s) representing Tilray Shares are to be issued to a person other than the registered owner(s); and

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the HEXO Shares, or if the Arrangement is not completed and the accompanying DRS statement or certificate(s) are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of HEXO, or if the Tilray Shares are to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the New Self-Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. A signature guarantee will also be accepted from a Canadian Schedule 1 chartered bank that is not participating in a Medallion Signature Guarantee Program and makes available its list of authorized signing officers to the Transfer Agent. Signature guarantees are accepted from Bank of Nova Scotia, Royal Bank of Canada and TD Bank.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act dated within six months of submission. Tilray or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The DRS statement(s) or certificate(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another name and/or address have been provided in Box B). If any DRS statement or certificate(s) are to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any new DRS statement or certificate(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and, unless Box C is completed, will be mailed to the address of the registered holder of the Deposited Shares as such information appears on the register of HEXO. Any DRS statement or certificate(s) mailed by the Depositary in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If a certificate representing HEXO Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or Tilray will respond with replacement requirements (which may include an affidavit of loss and indemnity bonding requirements) for delivery of Tilray Shares in accordance with the Arrangement.

7.	Return of Certificates

If the Arrangement does not proceed for any reason, any DRS statement(s) or certificate(s) for HEXO Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box A, Box B or Box C, as applicable, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of HEXO.

8.	Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained on request from the Depositary at the telephone number, e-mail or address specified on the back page of this Letter of Transmittal. HEXO Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

9.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all DRS holder account numbers or certificate(s) for HEXO Shares, additional DRS holder account or certificate numbers and number of HEXO Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If HEXO Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of HEXO Shares will be accepted and no fractional Tilray Shares will be issued.

(d)	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with financial, legal and/or tax advisors.

10.	Privacy Notice / Consent

At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code, may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 350 – 409 Granville St, Vancouver, BC, V6C 1T2

The Depositary is:

Odyssey Trust Company

Deliver by Registered Mail, Mail, Hand or Courier to:

Trader’s Bank Building

702 – 67 Yonge Street

Toronto ON M5E 1J8

Attention: Corporate Actions

Inquiries:

Telephone: (587) 885-0960

E-Mail: corp.actions@odysseytrust.com

Any questions and requests for assistance may be directed by HEXO Shareholders to the Depositary at the telephone number, e-mail and location set out above.